Exhibit 4.1

ALL DEPOSITORIES, NOMINEES, BROKERS AND OTHERS:

PLEASE FACILITATE THE TRANSMISSION OF THIS NOTICE

TO ALL BENEFICIAL OWNERS

NOTICE TO THE HOLDERS OF

NEWS CORPORATION

CLASS A COMMON STOCK (CUSIP 65248E104)

CLASS B COMMON STOCK (CUSIP 65248E203)

April 18, 2012

Dear Stockholder:

On April 18, 2012, News Corporation (the “Company”) announced that its Board of Directors (the “Board”) determined that the number of shares of Class B common stock, par value $0.01 per share (“Class B Common Stock”), held by Non-U.S. Stockholders (as defined later in this notice) is approximately 36% of the Company’s outstanding Class B Common Stock. Under applicable U.S. federal law, no broadcast station licensee may be owned by a corporation if more than 25% of that corporation’s stock is owned or voted by Non-U.S. Stockholders (the “Foreign Ownership Threshold”). The Company is the parent of broadcast station licensees in connection with its ownership and operation of 27 U.S. television stations.

In order to comply with U.S. federal law, and in accordance with Article IV, Section 5 of the Company’s Restated Certificate of Incorporation, the Board today announced the immediate suspension of voting rights of 50% of the Class B Common Stock of the Company held by Non-U.S. Stockholders.

The suspension of voting rights described in this Notice (the “Suspension of Voting Rights”) will remain in place for as long as the Company deems it necessary to secure compliance with applicable law. However, it will not apply in connection with any vote on any matter on which holders of Class A common stock, par value $0.01 per share (“Class A Common Stock”) shall be entitled to vote together with holders of Class B Common Stock as described in the Company’s Restated Certificate of Incorporation.

The Suspension of Voting Rights will only affect shares of Class B Common Stock held by Non-U.S. Stockholders. The Company expects to provide updated information on ownership by Non-U.S. Stockholders no less frequently than as of the record date for each future stockholder meeting, and to revise the Suspension of Voting Rights as necessary based on its ongoing monitoring of the level of foreign ownership.

During the pendency of the Suspension of Voting Rights, the Murdoch Family Trust and K. Rupert Murdoch (together the “Murdoch Family Interests”) have agreed not to vote or provide voting instructions with respect to a portion of their shares of Class B Common Stock they own to the extent that doing so would increase their percentage of voting power. Accordingly, after the Suspension of Voting Rights, the aggregate percentage vote of the Murdoch Family Interests will remain initially at 39.7% of the outstanding shares of Class B Common Stock not subject to the Suspension of Voting Rights, and the percentage vote may be adjusted as provided in the agreement with the Company.

1211 AVENUE OF THE AMERICAS • NEW YORK, NEW YORK 10036 • newscorp.com

The Board has approved this Suspension of Voting Rights in accordance with Article IV, Section 5 of the Company’s Restated Certificate of Incorporation, pursuant to which the Board is authorized to prevent, cure or mitigate the effect of stock ownership above the Foreign Ownership Threshold by taking any action including: refusing to permit ownership or transfer of common stock by a Non-U.S. Stockholder; voiding a transfer of common stock to a Non-U.S. Stockholder; suspending rights of stock ownership if held by a Non-U.S. Stockholder; or redeeming common stock held by a Non-U.S. Stockholder.

If you are a Non-U.S. Stockholder, 50% of your shares of Class B Common Stock are subject to this Suspension of Voting Rights. A Non-U.S. Stockholder is any beneficial owner of Class B Common Stock who is:

•	An individual who is not a United States citizen;

•	An entity that holds Class B Common Stock on behalf of a person who is not a United States citizen or an entity not organized under the laws of the United States;

•	A corporation, partnership, limited partnership, limited liability company or trust that is not organized under the laws of the United States;

•	A corporation that is organized under the laws of the United States, with respect to that portion of its stock that is owned of record or voted by non-U.S. citizens or non-U.S. entities;

•

A partnership or limited partnership that is organized under the laws of the United States, if it has one or more non-U.S. citizens or non-U.S. entities serving as a general partner or as a limited partner;

•	A limited liability company that is organized under the laws of the United States, if any of its membership units are held by non-U.S. citizens or non-U.S. entities; and

•

A Trust that is organized under the laws of the United States, if any of the Trustees are non-U.S. citizens or non-U.S. entities (and if any beneficiary is a non-U.S. citizen or non-U.S. entity, with respect to that portion of the Trust that is held for the benefit of such non-U.S. citizen or non-U.S. entity).

For purposes of this definition, a U.S.-organized limited partnership or limited liability company shall not be treated as a Non-U.S. Stockholder if, notwithstanding the presence of limited partners or members who are non-U.S. citizens or non-U.S. entities, the governing document of the partnership or the limited liability company provides that such non-U.S. persons or non-U.S. entities may not be materially involved, directly or indirectly, in the management or operation of the media-related activities of the partnership or the limited liability company.

Foreign Ownership Tracking

In order to ensure compliance with U.S. federal law, the Company is tracking beneficial ownership of both the Class A Common Stock and the Class B Common Stock as follows:

•	Registered holders of both Class A Common Stock and Class B Common Stock to provide the Company’s Transfer Agent with a certification of the beneficial owner’s U.S. citizen status, if applicable;

•

Holders of Class A Common Stock and Class B Common Stock through the Australian CHESS Depositary Interests (“CDI”) Register to provide the Company’s Australian Share Registrar with a certification of the beneficial owner’s U.S. citizen status, if applicable; and

•	CDI holdings to be segregated so that nominee accounts operated on behalf of multiple beneficiaries can be flagged as held by U.S. or Non-U.S. beneficial holders.

Holders who do not provide a certification of U.S. citizen status or who do not segregate nominee accounts as described above shall be deemed to be Non-U.S. Stockholders and shall be subject to the Suspension of Voting Rights if holding Class B Common Stock.

Investors who hold their shares through records of the Depository Trust Company (“DTC”) are already required to segregate shares held by Non-U.S. Stockholders in a separate account pursuant to DTC’s Seg-100 Program.

1211 AVENUE OF THE AMERICAS • NEW YORK, NEW YORK 10036 • newscorp.com

Compliance by Registered Holders

A U.S. Citizenship Certification accompanies this notice. All registered holders who meet the U.S. citizen definition are urged to return all completed U.S. Citizenship Certifications as soon as possible. If you fail to return a completed U.S. Citizenship Certification, you will be deemed to be a Non-U.S. Stockholder and your shares of Class B Common Stock will be subject to the Suspension of Voting Rights until you later provide such a certification.

Questions

If you have any question, please contact the Company’s Transfer Agent at:

Computershare Investor Services LLC

For callers within the U.S. – 877 277 9781

For callers outside the U.S. – +1 781 575 2879

Or the Company’s Australian Share Registrar at:

Computershare Investor Services Pty Ltd

For callers within Australia – 1300 556 239

For callers outside Australia – +61 3 9415 4167

1211 AVENUE OF THE AMERICAS • NEW YORK, NEW YORK 10036 • newscorp.com